CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended

March 31, 2026 and 2025

(UNAUDITED)

Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Income

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2026 $	2025 (1) $
Sales	17	342,471	195,037
Cost of sales	18	(130,635)	(114,694)
Mine operating income		211,836	80,343

General and administration	19	(27,793)	(23,902)
Foreign exchange (loss) gain		(2,070)	193
Other expenses		(1,864)	(689)
		(31,727)	(24,398)

Operating income		180,109	55,945

Investment gains		142	1,319
Interest and finance costs, net	20	(1,933)	(3,046)
Gain on derivatives		–	53
		(1,791)	(1,674)

Income before income taxes		178,318	54,271

Income taxes
Current income tax expense		(41,535)	(23,695)
Deferred income tax (expense) recovery		(16,838)	8,307
		(58,373)	(15,388)
Net income from continuing operations		119,945	38,883

Net income from discontinued operations, net of tax	21	–	25,925
Net income		119,945	64,808

Net income from continuing operations attributable to:
Fortuna shareholders		111,008	35,434
Non-controlling interests	25	8,937	3,449
		119,945	38,883
Net income attributable to:
Fortuna shareholders		111,008	58,503
Non-controlling interests	25	8,937	6,305
		119,945	64,808

Earnings per share from continuing operations attributable to Fortuna shareholders	16
Basic		0.36	0.12
Diluted		0.35	0.12

Earnings per share attributable to Fortuna shareholders	16
Basic		0.36	0.19
Diluted		0.35	0.19

Weighted average number of common shares outstanding ('000s)
Basic		305,342	306,614
Diluted		332,778	308,065
(1)	Comparative information has been restated due to discontinued operations (Note 21).

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2026 $	2025 $
Net income		119,945	64,808

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax		3,156	(51)
Items that are or may subsequently be reclassified to profit or loss:
Currency translation adjustment, net of tax (1)		–	749
Total other comprehensive income		3,156	698
Comprehensive income		123,101	65,506

Comprehensive income attributable to:
Fortuna shareholders		114,164	59,201
Non-controlling interests	25	8,937	6,305
		123,101	65,506
(1)	For the three months ended March 31, 2026, the currency translation adjustment is net of $nil tax (2025 - recovery of $46 thousand).

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Balance at	Note	March 31, 2026 $	December 31, 2025 $
ASSETS
Current assets
Cash and cash equivalents		665,905	553,985
Restricted cash		12,516	–
Trade and other receivables	4	72,996	74,361
Inventories	5	121,063	122,685
Other current assets	6	19,434	13,503
		891,914	764,534
Non-current assets
Restricted cash - non-current		1,026	788
Mineral properties and property, plant and equipment	7	1,519,923	1,518,676
Other non-current assets	8	79,706	76,643
Total assets		2,492,569	2,360,641

LIABILITIES
Current liabilities
Trade and other payables	9	139,681	153,361
Income taxes payable		119,984	81,816
Lease obligations	11	21,461	21,199
		281,126	256,376
Non-current liabilities
Debt	12	136,604	134,410
Deferred tax liabilities		132,791	120,310
Closure and reclamation provisions	13	48,048	50,257
Lease obligations - non-current	11	51,334	55,687
Restricted share units	14	2,437	8,283
Total liabilities		652,340	625,323

SHAREHOLDERS' EQUITY
Share capital	15	1,120,663	1,125,215
Reserves		65,467	63,694
Retained earnings		586,878	488,125
Equity attributable to Fortuna shareholders		1,773,008	1,677,034
Equity attributable to non-controlling interests	25	67,221	58,284
Total equity		1,840,229	1,735,318
Total liabilities and shareholders' equity		2,492,569	2,360,641

Contingencies and Capital Commitments (Note 26)

Subsequent Events (Note 15)

The accompanying notes are an integral part of these interim financial statements.

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2026 $	2025 $

OPERATING ACTIVITIES
Net income from continuing operations		119,945	38,883
Items not involving cash:
Depletion and depreciation		45,913	44,787
Accretion expense	20	2,097	1,756
Income taxes		58,373	15,388
Interest (income) expense, net	20	(164)	1,290
Share-based payments, net of cash settlements	14	(8,197)	2,861
Unrealized foreign exchange gains		(364)	(1,176)
Investment gains		(142)	(1,319)
Other		1,332	1,361
Changes in working capital	24	(3,955)	(7,980)
Cash provided by operating activities		214,838	95,851
Income taxes paid		(9,568)	(9,367)
Interest paid		(519)	(526)
Interest received		4,608	3,060
Net cash provided by operating activities - continuing operations		209,359	89,018
Net cash provided by operating activities - discontinued operations	21	–	37,361

INVESTING ACTIVITIES
Increase in restricted cash		(12,762)	(232)
Additions to mineral properties and property, plant and equipment	7	(45,281)	(37,953)
Purchases of investments		–	(14,376)
Proceeds from sale of marketable securities and investment maturities		142	11,352
Net movements in long-term assets		(586)	2,326
Other investing activities		(5,104)	–
Cash used in investing activities - continuing operations		(63,591)	(38,883)
Cash used in investing activities - discontinued operations	21	–	(1,606)

FINANCING ACTIVITIES
Transaction costs on credit facility	12	–	(107)
Repurchase of common shares	15	(24,453)	(4,165)
Payments of lease obligations	11	(6,863)	(4,997)
Cash used in financing activities - continuing operations		(31,316)	(9,269)
Cash used in financing activities - discontinued operations	21	–	(1,004)

Effect of exchange rate changes on cash and cash equivalents		(2,532)	1,163
Increase in cash and cash equivalents during the period - continuing operations		111,920	42,029
Increase in cash and cash equivalents during the period - discontinued operations	21	–	34,751

Cash and cash equivalents, beginning of the period		553,985	231,328
Cash and cash equivalents, end of the period		665,905	308,108

Cash and cash equivalents consist of:
Cash		648,133	273,376
Cash equivalents		17,772	34,732
Cash and cash equivalents, end of the period		665,905	308,108

Segment totals for the discontinued operations are disclosed in Note 21

Supplemental cash flow information (Note 24)

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount $	Share units reserve $	Equity component of convertible debt $	Other reserves $	Retained earnings $	Non-controlling interests $	Total equity $
Balance at December 31, 2025		305,760,679	1,125,215	27,236	37,050	(592)	488,125	58,284	1,735,318
Net income		–	–	–	–	–	111,008	8,937	119,945
Other comprehensive income		–	–	–	–	3,156	–	–	3,156
Total comprehensive income		–	–	–	–	3,156	111,008	8,937	123,101

Transactions with owners of the Company
Repurchase of common shares	15	(2,200,693)	(8,099)	–	–	–	(12,255)	–	(20,354)
Shares issued on vesting of share units	14	997,401	3,547	(3,547)	–	–	–	–	–
Share-based payments	14	–	–	2,164	–	–	–	–	2,164
		(1,203,292)	(4,552)	(1,383)	–	–	(12,255)	–	(18,190)

Balance at March 31, 2026	15	304,557,387	1,120,663	25,853	37,050	2,564	586,878	67,221	1,840,229

Balance at December 31, 2024		306,928,189	1,129,709	26,701	37,050	(5,979)	216,384	62,208	1,466,073
Net income		–	–	–	–	–	58,503	6,305	64,808
Other comprehensive income		–	–	–	–	698	–	–	698
Total comprehensive income		–	–	–	–	698	58,503	6,305	65,506

Transactions with owners of the Company
Repurchase of common shares	15	(916,900)	(4,165)	–	–	–	–	–	(4,165)
Shares issued on vesting of share units	14	948,697	3,294	(3,294)	–	–	–	–	–
Share-based payments	14	–	–	1,308	–	–	–	–	1,308
		31,797	(871)	(1,986)	–	–	–	–	(2,857)

Balance at March 31, 2025		306,959,986	1,128,838	24,715	37,050	(5,281)	274,887	68,513	1,528,722

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Mining Corp. (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is a Canadian precious metals mining company with three operating mines and exploration activities in Argentina, Côte d’Ivoire, Guinea, Guyana, Mexico, and Peru, as well as the Diamba Sud Gold Project located in Senegal. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the open pit Séguéla gold mine (“Séguéla”) in southwestern Côte d’Ivoire, and the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and is developing the Diamba Sud gold project in Senegal.

The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (the “TSX”) under the trading symbol FVI.

The Company’s registered and head offices are located at Suite 820, 1111 Melville Street, Vancouver, British Columbia, V6E 3V6, Canada.

2.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) have been prepared by management of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025, which include information necessary for understanding the Company’s business and financial presentation.

Other than as described below, the same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

These unaudited condensed interim financial statements were approved and authorized for issuance by the Company's Board of Directors on May 6, 2026.

Basis of Measurement

These financial statements have been prepared on a going concern basis under the historical cost basis, except for those assets and liabilities that are measured at fair value (Note 23) at the end of each reporting period.

Adoption of new and future accounting standards

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2026. These include amendments to IFRS 7 and IFRS 9, Classification and Measurement of Financial Instruments. The impacts of adoption were not material to the Company's interim financial statements.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

In April 2024, the IASB issued new IFRS 18, Presentation and Disclosure in Financial Statements. This standard, effective for annual periods beginning on or after January 1, 2027, replaces IAS 1, Presentation of Financial Statements. The standard introduces new classification categories and mandatory subtotals in the statement of income, as well as new disclosure requirements for management-defined performance measures and it may affect what the Company reports as its operating profit or loss. The Company is advancing its assessment of the standard's impacts and is currently reviewing its internal reporting structures to align with the new presentation requirements.

3.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three months ended March 31, 2026, the Company applied the critical estimates, assumptions and judgements as disclosed in Note 4 of its audited consolidated financial statements for the year ended December 31, 2025.

4.   TRADE AND OTHER RECEIVABLES

	March 31, 2026 $	December 31, 2025 $
Trade receivables from doré and concentrate sales	17,111	20,761
Advances and other receivables	12,591	8,248
Value added tax receivables	43,294	45,352
Trade and other receivables	72,996	74,361

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at March 31, 2026 and December 31, 2025.

As at March 31, 2026, current Value Added Tax (“VAT”) receivables include $27.8 million (December 31, 2025 - $30.9 million) for Séguéla; and $12.4 million (December 31, 2025 - $11.9 million) for Lindero. An additional $6.5 million (December 31, 2025 - $7.7 million) of VAT receivable is classified as non-current (refer to Note 8).

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

5.   INVENTORIES

	Note	March 31, 2026 $	December 31, 2025 $
Ore stockpiles		107,091	109,035
Materials and supplies		45,520	46,032
Leach pad and gold-in-circuit		33,313	31,550
Doré bars		3,187	2,396
Concentrate stockpiles		2,453	426
Total inventories		191,564	189,439
Less: non-current portion	8	(70,501)	(66,754)
Current inventories		121,063	122,685

During the three months ended March 31, 2026, the Company expensed $107.4 million of inventories to cost of sales (March 31, 2025 - $101.7 million).

6.   OTHER CURRENT ASSETS

	March 31, 2026 $	December 31, 2025 $
Prepaid expenses	9,394	6,619
Investments in equity securities	9,916	6,760
Other	124	124
Other current assets	19,434	13,503

As at March 31, 2026, prepaid expenses include $4.7 million (December 31, 2025 - $2.5 million) related to deposits and advances to contractors.

7.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2025	1,270,610	184,341	32,280	876,909	2,364,140
Additions	20,565	20,300	7,123	3,065	51,053
Changes in closure and reclamation provision	(2,188)	–	–	(590)	(2,778)
Transfers	6,639	(3,718)	(7,663)	4,742	–
Balance as at March 31, 2026	1,295,626	200,923	31,740	884,126	2,412,415

ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2025	500,991	–	–	344,473	845,464
Depletion and depreciation	27,274	–	–	19,754	47,028
Balance as at March 31, 2026	528,265	–	–	364,227	892,492
Net book value as at March 31, 2026	767,361	200,923	31,740	519,899	1,519,923

As at March 31, 2026, non-depletable mineral properties include $121.4 million of exploration and evaluation assets (December 31, 2025 - $111.9 million).

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at March 31, 2026, property, plant and equipment include right-of-use assets with a net book value of $72.5 million (December 31, 2025 - $75.9 million). Related depletion and depreciation for the three months ended March 31, 2026, was $4.8 million (March 31, 2025 - $4.9 million).

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2024	1,619,651	269,345	73,892	1,017,240	2,980,128
Additions	81,365	52,355	45,048	39,266	218,034
Changes in closure and reclamation provision	2,668	–	–	(469)	2,199
Disposals and write-offs	–	(5,038)	(375)	(6,908)	(12,321)
Sale of discontinued operations (1)	(549,210)	(15,953)	(55)	(258,682)	(823,900)
Transfers	116,136	(116,368)	(86,230)	86,462	–
Balance as at December 31, 2025	1,270,610	184,341	32,280	876,909	2,364,140

ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2024	901,599	–	49	539,293	1,440,941
Disposals and write-offs	–	–	–	(6,115)	(6,115)
Sale of discontinued operations (1)	(507,347)	–	(49)	(245,781)	(753,177)
Reversal of impairment	(22,369)	–	–	(30,376)	(52,745)
Depletion and depreciation	130,039	–	–	86,521	216,560
Balance as at December 31, 2025	500,991	–	–	344,473	845,464
Net book value as at December 31, 2025	769,619	184,341	32,280	532,436	1,518,676

(1)	Represents the net book value of mineral properties and property, plant and equipment of Cuzcatlan (as defined herein) and the Sanu Entities (as defined herein) that were sold during the second quarter of 2025. Refer to Note 21 for details.

8.   OTHER NON-CURRENT ASSETS

	Note	March 31, 2026 $	December 31, 2025 $
Ore stockpiles	5	70,501	66,754
Value added tax receivables	4	6,479	7,665
Unamortized transaction costs		819	949
Other		1,907	1,275
Total other non-current assets		79,706	76,643

As at March 31, 2026, ore stockpiles include $65.3 million (December 31, 2025 - $60.0 million) at Lindero and $5.2 million (December 31, 2025 - $6.8 million) at Séguéla.

As at March 31, 2026, non-current VAT receivables include $6.5 million (December 31, 2025 - $7.7 million) for Séguéla.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

9.   TRADE AND OTHER PAYABLES

	Note	March 31, 2026 $	December 31, 2025 $
Trade accounts payable		75,050	77,927
Payroll and related payables		19,714	27,790
Mining royalty payable		17,046	14,317
Share units payable	14(a)(b)	20,955	25,471
Other payables		6,916	7,856
Total trade and other payables		139,681	153,361

10.  RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2026 and 2025, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

Other than transactions in the normal course of business and those noted above, with the Board of Directors and key management personnel, the Company had no transactions between related parties during the three months ended March 31, 2026 and 2025.

11.  LEASE OBLIGATIONS

The Company’s lease obligations are primarily related to embedded leases in mining services and onsite power generation equipment contracts. A maturity analysis of the Company's lease obligations from its leased equipment contracts as at March 31, 2026 and December 31, 2025, were as follows:

	Minimum lease payments
	March 31, 2026 $	December 31, 2025 $
Less than one year	28,146	27,715
Between one and five years	48,682	53,222
More than five years	12,266	13,658
	89,094	94,595
Less: future finance charges	(16,299)	(17,709)
Present value of lease obligations	72,795	76,886
Less: current portion	(21,461)	(21,199)
Non-current portion	51,334	55,687

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The reconciliation of the changes in the carrying amount of the Company’s lease obligations is presented below:

	March 31, 2026 $	December 31, 2025 $
Balance, beginning of the period	76,886	67,977
Payments of lease obligations	(6,863)	(24,374)
Additions	1,416	31,110
Accretion	1,521	5,660
Foreign exchange	(165)	521
Disposals and terminations	–	(4,008)
Balance, end of the period	72,795	76,886

12.  DEBT

(a)	2024 Convertible Notes

The following table summarizes the changes in debt:

2024 Convertible Notes $
Balance as at December 31, 2024	126,031
Amortization of discount and transaction costs	8,379
Balance as at December 31, 2025	134,410
Amortization of discount and transaction costs	2,194
Balance as at March 31, 2026	136,604
Non-current portion	136,604

(b)	Credit Facility

The Company maintains a $150.0 million revolving credit facility (the “Credit Facility”) with an uncommitted accordion option of $75.0 million. The Credit Facility is subject to certain conditions and covenants customary for a facility of this nature. The Company is required to comply with certain financial covenants which include among others: maintaining an interest coverage ratio (calculated on a rolling four fiscal quarter basis) of not less than 4.00:1.00; a Net Total Debt (as defined in the facility) to EBITDA ratio (calculated on a rolling four fiscal quarters basis) of not more than 4.00:1.00; and a Net Senior Secured Debt (as defined in the facility) to EBITDA ratio (calculated on a rolling four fiscal quarters basis) of not more than 2.25:1.00. As at March 31, 2026, the Company was in compliance with all of the covenants under the Credit Facility.

The Company has pledged significant assets, including those of its principal operating subsidiaries, as collateral for the Credit Facility.

As at March 31, 2026, the Credit Facility remained undrawn.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

13.  CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Caylloma $	Lindero $	Séguéla $	Total $
Balance as at December 31, 2025	14,668	17,977	17,612	50,257
Changes in estimate	(924)	(290)	(1,564)	(2,778)
Reclamation expenditures	(7)	–	–	(7)
Accretion	191	212	173	576
Balance as at March 31, 2026	13,928	17,899	16,221	48,048
Non-current portion	13,928	17,899	16,221	48,048

	Caylloma $	Lindero $	Séguéla $	San Jose(1) $	Yaramoko(1) $	Total $
Balance as at December 31, 2024	15,356	15,470	15,110	14,677	14,724	75,337
Changes in estimate (2)	(1,033)	1,747	1,860	460	(375)	2,659
Reclamation expenditures	(452)	–	–	(143)	–	(595)
Accretion	797	760	642	341	156	2,696
Effect of changes in foreign exchange rates	–	–	–	(35)	–	(35)
Disposals	–	–	–	(15,300)	(14,505)	(29,805)
Balance as at December 31, 2025	14,668	17,977	17,612	–	–	50,257
Non-current portion	14,668	17,977	17,612	–	–	50,257
(1)	Represents the closure and reclamation provisions of Cuzcatlan and Sanu, which were sold during the second quarter of 2025. Refer to Note 21 for details.
(2)	The change in estimate for the San Jose mine of $0.5 million was included in net income from discontinued operations, net of tax in the Company's consolidated statements of income for the year ended December 31, 2025.

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Caylloma $	Lindero $	Séguéla $	Total $
Undiscounted uninflated estimated cash flows	19,639	18,406	19,550	57,595
Discount rate	5.69%	4.91%	4.30%
Inflation rate	3.00%	3.11%	2.33%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

14.  SHARE-BASED PAYMENTS

During the three months ended March 31, 2026, the Company recognized share-based payments of $7.8 million (March 31, 2025 - $9.1 million), related to the amortization of deferred, restricted and performance share units.

(a)	Deferred Share Units

	Cash Settled
	Number of DSUs	Fair Value $
Outstanding, December 31, 2024	1,183,816	5,076
Granted	83,992	387
Changes in fair value	–	6,978
Outstanding, December 31, 2025	1,267,808	12,441
Granted	41,041	448
Changes in fair value	–	97
Outstanding, March 31, 2026	1,308,849	12,986

(b)	Restricted Share Units

	Cash Settled
	Number of RSUs	Fair Value $
Outstanding, December 31, 2024	3,548,993	8,987
Granted	1,354,613	–
Units paid out in cash	(1,401,895)	(7,448)
Forfeited or cancelled	(172,296)	(391)
Changes in fair value and vesting	–	20,165
Outstanding, December 31, 2025	3,329,415	21,313
Granted	618,051	–
Units paid out in cash	(1,466,793)	(16,280)
Changes in fair value and vesting	–	5,373
Outstanding, March 31, 2026	2,480,673	10,406
Less: current portion		(7,969)
Non-current portion		2,437

RSUs granted during the three months ended March 31, 2026, had a fair value of C$14.95 per unit at the date of the grant (December 31, 2025 - C$6.62).

(c)    Performance Share Units

Equity Settled
Number of PSUs
Outstanding, December 31, 2024	2,054,962
Granted	743,709
Vested and paid out in shares	(802,164)
Outstanding, December 31, 2025	1,996,507
Granted	345,245
Vested and paid out in shares	(882,348)
Outstanding, March 31, 2026	1,459,404

Page | 13

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

PSUs granted during the three months ended March 31, 2026, had a fair value of C$14.95 per unit at the date of the grant (December 31, 2025 - C$6.62).

During the three months ended March 31, 2026, PSUs vested and were settled in shares. Based on agreed performance outcomes, a weighted average multiplier of 113% (December 31, 2025 - 118%) was applied, resulting in the issuance of 997,401 (December 31, 2025 - 948,697) common shares upon vesting.

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at March 31, 2026, a total of 2,950,529 stock options are available for issuance under the plan. As at March 31, 2026, no stock options were outstanding (December 31, 2025 - none).

15.  SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

During the three months ended March 31, 2026, the Company acquired under its normal course issuer bid program (“NCIB”) and cancelled 2,200,693 common shares (March 31, 2025 - 916,900) at an average cost of $9.24 per share (March 31, 2025 - $4.53), excluding brokerage fees, for a total cost of $20.4 million (March 31, 2025 - $4.2 million).

On April 17, 2026, the Company announced the renewal of its NCIB program to purchase up to 15,227,869 common shares, being 5% of its outstanding common shares as at April 10, 2026. Under the NCIB, purchases of common shares may be made through the facilities of the NYSE. The share repurchase program started on May 4, 2026 and will end on the earlier of May 3, 2027; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

16.  EARNINGS PER SHARE

	Three months ended March 31,
	2026 $	2025 $
Basic:
Net income from continuing operations attributable to Fortuna shareholders	111,008	35,434
Net income attributable to Fortuna shareholders	111,008	58,503

Weighted average number of shares ('000s)	305,342	306,614
Earnings per share from continuing operations - basic	0.36	0.12
Earnings per share - basic	0.36	0.19

Page | 14

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Three months ended March 31,
	2026 $	2025 $
Diluted:
Net income from continuing operations attributable to Fortuna shareholders	111,008	35,434
Add: finance costs on convertible debt, net of $nil tax	3,812	–
Diluted net income from continuing operations for the period	114,820	35,434
Net income attributable to Fortuna shareholders	111,008	58,503
Add: finance costs on convertible debt, net of $nil tax	3,812	–
Diluted net income for the period	114,820	58,503

Weighted average number of shares ('000s)	305,342	306,614
Incremental shares from dilutive potential shares	27,436	1,451
Weighted average diluted number of shares ('000s)	332,778	308,065
Earnings per share from continuing operations - diluted	0.35	0.12
Earnings per share - diluted	0.35	0.19

The incremental shares from dilutive potential shares primarily consist of share units and, for the three months ended March 31, 2026, potential common shares issuable on conversion of the 2024 Convertible Notes. For the three months ended March 31, 2025, an aggregate of 26,172,045 potential common shares issuable on conversion of the 2024 Convertible Notes were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive. The Company's average share price exceeded the conversion price of the 2024 Convertible Notes during the three months ended March 31, 2026 (March 31, 2025 - below the conversion price).

17.  SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of its products produced, is as follows:

	Three months ended March 31, 2026
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	101,503	206,324	–	307,827
Silver-lead concentrates	–	–	22,293	22,293
Zinc concentrates	–	–	11,854	11,854
Provisional pricing adjustments	–	–	497	497
Sales to external customers	101,503	206,324	34,644	342,471

	Three months ended March 31, 2025
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	53,154	110,998	–	164,152
Silver-lead concentrates	–	–	15,680	15,680
Zinc concentrates	–	–	15,136	15,136
Provisional pricing adjustments	–	–	69	69
Sales to external customers	53,154	110,998	30,885	195,037

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

18.  COST OF SALES

	Three months ended March 31,
	2026 $	2025 $
Direct mining, processing and other costs	47,643	41,978
Depletion and depreciation	44,675	44,478
Salaries and benefits	18,543	16,994
Royalties and other taxes	18,923	10,467
Workers' participation	851	777
Cost of sales	130,635	114,694

For the three months ended March 31, 2026, depletion and depreciation includes $4.5 million of depreciation related to right-of-use assets (March 31, 2025 - $3.9 million).

19.  GENERAL AND ADMINISTRATION

	Three months ended March 31,
	2026 $	2025 $
General and administration	7,591	7,191
Salaries, wages and benefits	12,012	7,552
Workers' participation	422	30
	20,025	14,773
Share-based payments	7,768	9,129
General and administration	27,793	23,902

20.  INTEREST AND FINANCE COSTS, NET

	Three months ended March 31,
	2026 $	2025 $
Interest income	4,624	3,060
2024 Convertible Notes interest	(1,617)	(1,617)
Amortization of discount and transaction costs	(2,324)	(2,091)
Bank stand-by, commitment fees and other interest	(519)	(642)
Accretion expense	(576)	(562)
Accretion of lease liabilities	(1,521)	(1,194)
	(1,933)	(3,046)

Page | 16

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

21.   DISCONTINUED OPERATIONS

On April 11, 2025, the Company completed the sale of its 100% interest in Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”), which owns the San Jose silver and gold mine in southern Mexico (“San Jose”).

On May 12, 2025, the Company completed the sale of all of its interest in Roxgold SANU S.A. (“Sanu”), which owns and operates the underground and open pit Yaramoko gold mine in southwestern Burkina Faso (“Yaramoko”), and 100% of three other Burkina Faso subsidiaries (collectively with Sanu, the “Sanu Entities”), and ceased all operations in Burkina Faso.

Results of Discontinued Operation – Cuzcatlan

The following table presents the results of Cuzcatlan for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026 $	2025 $
Sales	–	149
Cost of sales	–	(149)
Mine operating income	–	–

General and administration	–	(638)
Foreign exchange loss	–	(12)
Other expenses	–	(2,192)
Operating loss	–	(2,842)

Interest and finance costs, net	–	(325)
Loss before income taxes	–	(3,167)

Income tax recoveries	–	1
Net loss from operating activities and loss from discontinued operation, net of tax	–	(3,166)

Loss per share from discontinued operation attributable to Fortuna shareholders
Basic	–	(0.01)
Diluted	–	(0.01)

Page | 17

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Results of Discontinued Operation – Sanu Entities

The following table presents the results of the Sanu Entities for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026 $	2025 $
Sales	–	95,108
Cost of sales	–	(59,577)
Mine operating income	–	35,531

General and administration	–	(1,394)
Foreign exchange gain	–	1,870
Other expenses	–	(89)
Operating income	–	35,918

Interest and finance costs, net	–	18
Income before income taxes	–	35,936

Income taxes	–	(6,845)
Net income from operating activities and income from discontinued operation, net of tax	–	29,091

Income from discontinued operation, net of tax attributable to:
Fortuna shareholders	–	26,235
Non-controlling interest	–	2,856
	–	29,091

Income per share from discontinued operation attributable to Fortuna shareholders
Basic	–	0.09
Diluted	–	0.09

Page | 18

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Cash Flows of Discontinued Operations

The following table summarizes the cash flows attributable to Cuzcatlan and the Sanu Entities for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026 $	2025 $
Cuzcatlan	–	(9,897)
Sanu Entities	–	47,258
Net cash provided by operating activities	–	37,361

Cuzcatlan	–	(89)
Sanu Entities	–	(1,517)
Cash used in investing activities	–	(1,606)

Cuzcatlan	–	(22)
Sanu Entities	–	(982)
Cash used in financing activities	–	(1,004)
Net cash flows from discontinued operations	–	34,751

Page | 19

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

22.  SEGMENTED INFORMATION

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective when considering the performance of the Company’s business units.

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANGO S.A. (“Sango”) – operates the Séguéla gold mine
●	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead, and zinc mine
●	Corporate – corporate stewardship and projects outside other segments

Discontinued operations:

●	Cuzcatlan – operates the San Jose silver-gold mine
●	Sanu – operates the Yaramoko gold mine

	Three months ended March 31, 2026
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	101,503	206,324	34,644	–	342,471
Cost of sales before depreciation and depletion	(26,745)	(46,905)	(12,310)	–	(85,960)
Depreciation and depletion in cost of sales	(14,933)	(26,099)	(3,643)	–	(44,675)
General and administration	(3,062)	(4,788)	(1,342)	(18,601)	(27,793)
Other (expenses) income	(1,193)	(8,631)	467	5,423	(3,934)
Finance items	(934)	(356)	(131)	(370)	(1,791)
Segment income (loss) before taxes	54,636	119,545	17,685	(13,548)	178,318
Income tax expense	(8,615)	(29,312)	(6,127)	(14,319)	(58,373)
Segment income (loss) after taxes from continuing operations	46,021	90,233	11,558	(27,867)	119,945

	Three months ended March 31, 2025
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	53,154	110,998	30,885	–	195,037
Cost of sales before depreciation and depletion	(22,005)	(35,116)	(13,095)	–	(70,216)
Depreciation and depletion in cost of sales	(9,799)	(30,310)	(4,369)	–	(44,478)
General and administration	(2,498)	(2,602)	(2,573)	(16,229)	(23,902)
Other expenses	(1,390)	1,482	(345)	(243)	(496)
Finance items	2,387	(986)	(122)	(2,953)	(1,674)
Segment income (loss) before taxes	19,849	43,466	10,381	(19,425)	54,271
Income tax expense	(1,221)	(8,133)	(3,133)	(2,901)	(15,388)
Segment income (loss) after taxes from continuing operations	18,628	35,333	7,248	(22,326)	38,883

Page | 20

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at March 31, 2026	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Total assets	665,996	1,132,299	166,318	527,956	2,492,569
Total liabilities	72,585	320,927	53,154	205,674	652,340
Capital expenditures (1)	11,496	25,673	3,485	10,399	51,053
(1)	Capital expenditures are on an accrual basis for the three months ended March 31, 2026.

As at December 31, 2025	Mansfield $	Sango $	Bateas $	Corporate $	Cuzcatlan $	Sanu $	Total $
Total assets	649,052	1,011,605	162,163	537,821	–	–	2,360,641
Total liabilities	66,829	293,762	56,364	208,368	–	–	625,323
Capital expenditures (1)	64,073	99,849	22,535	31,036	89	452	218,034
(1)	Capital expenditures are on an accrual basis for the year ended December 31, 2025.

Page | 21

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

23.  FAIR VALUE MEASUREMENTS

(a)	Financial Assets and Financial Liabilities by Category

The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

As at March 31, 2026	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	–	–	665,905	665,905
Restricted cash	–	–	13,542	13,542
Trade receivables - concentrate sales	–	12,142	–	12,142
Trade receivables - doré sales	–	–	4,969	4,969
Investments in equity securities (1)	9,916	–	–	9,916
Other receivables	–	–	12,591	12,591
Total financial assets	9,916	12,142	697,007	719,065

Financial liabilities
Trade payables	–	–	(75,050)	(75,050)
Payroll payable	–	–	(19,714)	(19,714)
Share units payable	–	(23,392)	–	(23,392)
2024 Convertible Notes	–	–	(136,604)	(136,604)
Other payables	–	–	(94,998)	(94,998)
Total financial liabilities	–	(23,392)	(326,366)	(349,758)

As at December 31, 2025	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	–	–	553,985	553,985
Restricted cash	–	–	788	788
Trade receivables - concentrate sales	–	15,279	–	15,279
Trade receivables - doré sales	–	–	5,482	5,482
Investments in equity securities (1)	6,760	–	–	6,760
Other receivables	–	–	7,460	7,460
Total financial assets	6,760	15,279	567,715	589,754

Financial liabilities
Trade payables	–	–	(77,927)	(77,927)
Payroll payable	–	–	(27,790)	(27,790)
Share units payable	–	(33,754)	–	(33,754)
2024 Convertible Notes	–	–	(134,410)	(134,410)
Other payables	–	–	(97,300)	(97,300)
Total financial liabilities	–	(33,754)	(337,427)	(371,181)
(1)	As at March 31, 2026, investments in equity securities include $9.8 million (December 31, 2025 - $6.7 million) representing the fair value of the Company's investment in Awalé Resources Limited, a mineral exploration company in Côte d’Ivoire. The fair value was determined based on quoted prices in active markets, a Level 1 fair value measurement, with changes in fair value recorded in other comprehensive income.

Page | 22

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)	Fair Values of Financial Assets and Financial Liabilities

During the three months ended March 31, 2026 and 2025, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The fair values of the Company’s financial assets and financial liabilities that are measured at fair value, including their levels in the fair value hierarchy are as follows:

As at March 31, 2026	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables - concentrate sales	–	12,142	–	12,142
Investments in equity securities	9,916	–	–	9,916
Share units payable	–	(23,392)	–	(23,392)

As at December 31, 2025	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables - concentrate sales	–	15,279	–	15,279
Investments in equity securities	6,760	–	–	6,760
Share units payable	–	(33,754)	–	(33,754)

(c)	Financial Assets and Financial Liabilities Not Already Measured at Fair Value

The table below presents the estimated fair values of the Company’s financial liabilities, categorized within Level 2 of the fair value hierarchy, not measured at fair value where amortized cost does not reasonably approximate fair value.

	March 31, 2026		December 31, 2025
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
2024 Convertible Notes (1)	(136,604)	(299,719)	(134,410)	(293,681)

(1)	The carrying amounts of the 2024 Convertible Notes represents the liability components (Note 12), while the fair value represents the liability and equity components. The fair value of the 2024 Convertible Notes is based on the quoted prices in markets that are not active for the underlying securities.

24.  SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three months ended March 31, 2026 and 2025 are as follows:

	Three months ended March 31,
	2026 $	2025 $
Trade and other receivables	7,899	(3,699)
Prepaid expenses	(1,703)	1,729
Inventories	(1,573)	(6,675)
Trade and other payables	(8,578)	665
Total changes in working capital	(3,955)	(7,980)

Page | 23

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The significant non-cash financing and investing transactions during the three months ended March 31, 2026 and 2025 are as follows:

	Three months ended March 31,
	2026 $	2025 $
Mineral properties, plant and equipment changes in closure and reclamation provision	2,778	2,140
Additions to right-of-use assets	1,416	6,606
Share units allocated to share capital upon settlement	3,547	3,294

25.  NON-CONTROLLING INTERESTS

As at March 31, 2026, the non-controlling interest (“NCI”) of the State of Côte d’Ivoire, which represents a 10% interest in Sango, totaled $67.2 million. The income attributable to the NCI for the three months ended March 31, 2026, totaling $8.9 million, is based on net income for Séguéla.

26.  CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended, that was in effect in September 2024, includes total undiscounted closure costs of $18.2 million, which consisted of progressive closure activities of $2.4 million, final closure activities of $13.5 million, and post closure activities of $2.3 million pursuant to the terms of the Mine Closing Law of Peru.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. As at March 31, 2026, the Company provided a bank letter guarantee of $17.6 million to the Peruvian Government in respect of such closure costs and taxes.

(b)    Other Commitments

Argentina

As at March 31, 2026, the Company had capital commitments of $4.9 million, for civil work, equipment purchases and other services at the Lindero mine, which are expected to be expended within one year.

Page | 24

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Côte d’Ivoire

The Company entered into an agreement with a service provider at the Séguéla mine wherein if the Company terminates the agreement prior to the end of its term, in May 2028, the Company would be required to make an early termination payment, which is reduced monthly over 66 months. If the Company had terminated the agreement on March 31, 2026, and elected not to purchase the service provider’s equipment, it would have been subject to an early termination payment of $15.3 million. If the Company elected to purchase the service provider’s equipment, the early termination amount would be adjusted to exclude equipment depreciation and demobilization of equipment, and only include the portion of the monthly management fees and demobilization of personnel.

Additional early termination payments may apply under certain other service agreements, amounting to a cumulative fee of approximately $3.6 million as at March 31, 2026.

In addition, as at March 31, 2026, the Company had outstanding bank guarantees totaling $6.8 million, primarily securing obligations related to environmental rehabilitation, supplier contracts, and disputed tax assessments.

(c)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognized tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognized related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

(d)    Other Contingencies

The Company is subject to various investigations and other claims; and legal, labour, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavourably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial condition of the Company.

Page | 25